Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated January 5, 2023, with respect to the financial statements of TriSalus Life Sciences, Inc. and subsidiaries as of and for the year ended December 31, 2020 contained in the Registration Statement and Prospectus, which includes an explanatory paragraph regarding the substantial doubt about TriSalus Life Sciences, Inc. and subsidiaries’ ability to continue as a going concern. We consent to the use of the aforementioned report in this Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Plante & Moran, PLLC

January 5, 2023
Denver, Colorado